Exhibit 99.1

Moolec Science to Host Fiscal Year 2023
Business Update Conference Call

Luxembourg. October 17, 2023 - Moolec Science SA (NASDAQ: MLEC; “Company”; “Moolec”), a science-based food ingredient company focused on producing animal proteins in plants through Molecular Farming, announced today that it will release its Business Update for the Fiscal Year 2023 on Friday, October 20, 2023, after the market closes.

Moolec’s Chief Executive Officer Gastón Paladini, Chief Financial Officer José López Lecube, Chief Science Officer Amit Dhingra, and Head of Investor Relations Martín Taraciuk will host a live Conference Call, followed by a question-and-answer session, on Monday, October 23, 2023 at 09:00am ET.

The Conference Call will be accompanied by a presentation, which can be viewed during the webcast. A replay and the pdf version of the presentation will be available approximately two hours after the conclusion of the live event via the company’s Investor Relations website.

Connection Details:

●	When: October 23, 2023 09:00 AM Eastern Time (US and Canada)

●	Topic: Moolec Science - Business Update Conference Call 4Q FY2023

●	Link to join the webinar: https://us06web.zoom.us/j/84198066199

●	Dial In: +1 507 473 4847 US | Webinar ID: 841 9806 6199

●	International numbers available: https://us06web.zoom.us/u/kbOMXArmP

About Moolec Science SA

Moolec is a science-based ingredient company leader in the use of Molecular Farming technology for food. The Company’s mission is to create unique food ingredients by engineering plants with animal protein genes. Its purpose is to redefine the way the world produces animal-based food, for good and for all. Moolec’s technological approach aims to have the cost structure of plant-based solutions with the organoleptic properties and functionality of animal-based ones. Moolec’s technology has been under development for more than a decade and is known for pioneering the production of a bovine protein in a crop for the food industry. The Company’s product portfolio and pipeline leverages the agronomic efficiency of broadly used target crops, like soybean and safflower. Recently, it acquired plant-based ingredient capabilities to consolidate Molecular Farming Technology. Moolec has a growing international patent portfolio (25, both granted and pending) for its Molecular Farming technology. The Company is run by a diverse team of Ph.Ds and Food Insiders, and operates in the United States, Europe, and South America.

Forward-Looking Statements

This press release contains “forward-looking statements.” Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements with respect to performance, prospects, revenues, and other aspects of the business of Moolec are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Although we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that these statements are based on a combination of facts and factors, about which we cannot be certain. We cannot assure you that the forward-looking statements in this press release will prove accurate. These forward-looking statements are subject to a number of significant risks and uncertainties that could cause actual results to differ materially from expected results, including, among others, changes in applicable laws or regulations, the possibility that Moolec may be adversely affected by economic, business and/or other competitive factors, costs related to the scaling up of Moolec’s business and other risks and uncertainties, including those included under the header “Risk Factors” in the Moolec’ Annual Report on Form 20-Filled with the U.S. Securities and Exchange Commission (“SEC”), as well as Moolec’s other filings with the SEC. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. Accordingly, you should not put undue reliance on these statements.

Moolec Media Contact

●	Catalina Jones - comms@moolecscience.com

Moolec Investor Contacts

●	Martín Taraciuk - ir@moolecscience.com

●	Michael Bowen, ICR, LLC - MoolecIR@icrinc.com